UK B 12-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A 3 11 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



04004724

SEC FILE NUMBER

8-40905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

65 East State Street, Suite 2000
_____
(No. and Street)

Columbus   OH   43215
_____   _____   _____
(City)   (State)   (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 2 7 2004 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. Brian Pollard   (614) 224-8800
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ Partners LLC
_____
(Name – *if individual, state last, first, middle name*)

500 South Front Street, Suite 700   Columbus   OH   43215
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    XX ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __T. Brian Pollard_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lancaster Pollard & Co._____, as of __December 31_____, 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

MICHELLE A. HARVEY
Notary Public, State of Ohio
My Commission Expires 8-14-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LANCASTER POLLARD & CO.

FINANCIAL STATEMENTS

* * * * * *

December 31, 2003 and 2002

CONTENTS



GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com



To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Lancaster Pollard & Co. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbus, Ohio
January 16, 2004



An independent member of the BDO Seidman alliance.

LANCASTER POLLARD & CO.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 2,320,301	$ 2,651,112
Accounts receivable:		
Trade, net	108,752	3,419
Related parties	283,415	134,148
Prepaid expenses	47,774	1,138
Total current assets	2,760,242	2,789,817
PROPERTY AND EQUIPMENT		
Computer equipment and software	112,919	99,746
Furniture and fixtures	143,151	143,151
	256,070	242,897
Less: accumulated depreciation	(160,534)	(134,372)
Net property and equipment	95,536	108,525
OTHER ASSETS		
Marketable security	264,338	264,338
TOTAL ASSETS	$ 3,120,116	$ 3,162,680

The accompanying notes are an

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Note payable	$ **11,631**	$ 18,773
Accounts payable and accrued expenses	**240,907**	263,264
Deposits	**78,000**	120,000
Total current liabilities	**330,538**	402,037
STOCKHOLDERS' EQUITY		
Common stock, no par value, 750 shares authorized, 100 shares issued and outstanding	**500**	500
Additional paid-in capital	**39,500**	39,500
Retained earnings	**2,749,578**	2,720,643
Total stockholders' equity	**2,789,578**	2,760,643
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **3,120,116**	$ 3,162,680

integral part of the financial statements.

LANCASTER POLLARD & CO.

STATEMENTS OF INCOME

Years Ended December 31, 2003 and 2002

	2003	2002
INCOME		
Fees	$ **1,392,224**	$ 2,181,027
Remarketing	**1,004,964**	794,145
Financial advisory	**398,570**	230,940
Other income	**326,415**	373,066
	3,122,173	3,579,178
EXPENSES		
Employee compensation and benefits	**2,247,368**	2,120,218
Travel and entertainment	**158,949**	128,838
Underwriting expenses	**142,286**	176,088
Professional fees	**116,548**	55,597
Office expense	**113,949**	93,685
Office rent	**113,487**	214,068
Advertising	**99,722**	27,074
Trading	**40,258**	33,263
Depreciation	**26,162**	36,051
Other expense	**117,335**	187,691
	3,176,064	3,072,573
Net (loss) income before management fee	(**53,891**)	506,605
OTHER INCOME		
Management fee from related entity	**2,282,826**	3,055,449
NET INCOME	$ **2,228,935**	$ 3,562,054

The accompanying notes are an integral part of the financial statements.

(6)

LANCASTER POLLARD & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - DECEMBER 31, 2001	$ 500	$ 39,500	$ 658,589	$ 698,589
Net income	-	-	3,562,054	3,562,054
Distributions to stockholders	-	-	(1,500,000)	(1,500,000)
BALANCE - DECEMBER 31, 2002	500	39,500	2,720,643	2,760,643
Net income	-	-	2,228,935	2,228,935
Distributions to stockholders	-	-	(2,200,000)	(2,200,000)
BALANCE - DECEMBER 31, 2003	$ 500	$ 39,500	$ 2,749,578	$ 2,789,578

The accompanying notes are an integral part of the financial statements.

LANCASTER POLLARD & CO.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,228,935	$ 3,562,054
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt	-	23,819
Depreciation	26,162	37,018
(Increase) decrease in operating assets:		
Accounts receivable - trade	(105,333)	(7,261)
Prepaid expenses	(46,636)	9,732
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(22,357)	227,766
Deposits	(42,000)	18,000
Total adjustments	(190,164)	309,074
Net cash provided by operating activities	2,038,771	3,871,128
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(13,173)	(73,321)
Loans to related parties	(149,267)	(91,332)
Net cash used in investing activities	(162,440)	(164,653)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings from note payable	-	22,208
Payments on note payable	(7,142)	(3,435)
Acquisition of investmest	-	(264,338)
Distributions to stockholders	(2,200,000)	(1,500,000)
Net cash used in financing activities	(2,207,142)	(1,745,565)
Net (decrease) increase in cash and cash equivalents	(330,811)	1,960,910
Cash and cash equivalents - beginning of year	2,651,112	690,202
Cash and cash equivalents - end of year	$ 2,320,301	$ 2,651,112

The accompanying notes are an integral part of the financial statements.

NATURE AND SCOPE OF BUSINESS

Lancaster Pollard & Co. was incorporated in Ohio in 1988. The Company's primary business activity is the underwriting of taxable and tax-exempt securities, primarily to the healthcare and senior living industries.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company utilizes the allowance method for providing for the possibility of uncollectible accounts. The allowance is provided based on management's estimate of the collectiblity of the accounts receivable as of December 31, 2003. This estimate takes into consideration historical trends, past history with specific customers and current economic conditions. Actual results could vary from the estimate. Accounts are charged against the allowance when management deems them to be uncollectible. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent but interest is not charged by the Company on these accounts. There was no allowance for doubtful accounts recorded at December 31, 2003, and the Company had recorded an allowance for doubtful accounts of $23,361 as of December 31, 2002.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over estimated lives ranging from three to ten years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable Security

As of December 31, 2003 and 2002, the marketable security is classified as held to maturity and is carried at its fair value. Management determines the appropriate classification of securities at the time of purchase as available for sale, held to maturity or trading. A security is classified as held to maturity if management intends to hold to maturity and has the ability to hold it to maturity.

Income Taxes

The stockholders of the Company have elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All of the Company's advertising costs are of the non-direct-response type. The Company expenses all advertising costs as incurred or at the time the advertising takes place. Total advertising costs incurred for the years ended December 31, 2003 and 2002 were $99,722 and $27,094, respectively.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, demand deposits held by banks and highly liquid investments purchased with maturity of three months or less.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 financial statement presentation.

CASH

The Company maintains its cash in two accounts with one financial institution.

MARKETABLE SECURITY

The Company purchased $265,000 par amount of Franklin County Ohio Multifamily Housing Revenue Bonds during 2002. The bonds accrue interest at 2.6% annually and mature in July 2004. The marketable security has been recorded at market value, which approximates cost.

RELATED PARTY TRANSACTIONS

Lancaster Pollard Mortgage Company and Lancaster Pollard Asset Management, which are corporations also owned by the Company's stockholders, have entered into management agreements with the Company. The amount of the fee associated with the management agreement is mutually agreed to annually. During 2003 and 2002, the Company was paid $2,282,826 and $3,055,449, respectively, as management fees. Additionally, Lancaster Pollard Asset Management paid the Company $156,395 for the year ended December 31, 2002 for referral fees. During 2003, the agreement was modified and Lancaster Pollard Asset Management referral fees were not charged. Instead, the Company agreed to increase the overhead reimbursement rate charged to Lancaster Pollard Asset Management from $6,000 per month to $12,000 per month. At December 31, 2003 and 2002 the Company had a receivable of $281,565 and $132,880, respectively, from Lancaster Pollard Asset Management and $1,268 from Lancaster Pollard Mortgage Company at December 31, 2002.

NOTE PAYABLE

During 2002, the Company obtained a note payable from a bank. The note requires monthly payments of principal and interest of $677 with an interest rate of 6.02% through June 2005. The note is secured by equipment.

Maturities of note payable are as follows:

2004	$ 7,631
2005	4,000
	$ 11,631

(Continued)

(11)

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 and 2002, the Company had net capital of $2,362,853 and $2,516,832, respectively, which was $2,262,853 and $2,416,832 in excess of its required net capital of $100,000, for each year. At December 31, 2003 and 2002, the ratio of aggregated indebtedness to net capital was .18 to 1 and .16 to 1, respectively.

OPERATING LEASES

The Company leases office space, which is accounted for as an operating lease. The term is five years commencing in 1998 through 2003 at an annual rental of $53,639 for the first year and annual increases of approximately 1.7% for each year thereafter. The Company signed a second lease to replace the existing office space, which is also accounted for as an operating lease. The term is nine years commencing in 2002 through 2011 with no monthly rental payment for the first sixteen months, then increases to $123,337 per year for the seventeenth month through the end of the third lease year. Annual increases of 6% follow for each three-year period thereafter.

The Company also leases vehicles under operating leases that expire in 2005 and 2006.

Future minimum lease payments as of December 31, 2003 are as follows:

2004	$ 163,046
2005	146,735
2006	137,314
2007	130,812
	$ 577,907

The total rent expense for office space and vehicles during 2003 and 2002 was $138,727 and $214,450, respectively.

PROFIT SHARING

The Company maintains a safe harbor 401(k) plan. The 401(k) plan covers all full-time employees who meet certain age and length of service requirements. Contributions to this plan for the year ended December 31, 2003 and 2002 were $48,453 and $42,019, respectively.

SUPPLEMENTARY INFORMATION

LANCASTER POLLARD & CO.

SCHEDULES OF UNDERWRITING INCOME AND DIRECT EXPENSES

Years Ended December 31, 2003 and 2002

	2003	2002
FEES		
Underwriting	$ 1,392,224	$ 2,181,027
DIRECT EXPENSES		
Rating	91,500	133,000
Printing	6,249	24,225
CUSIP	1,488	2,250
Sales commissions	-	16,613
	99,237	176,088
INCOME AFTER DIRECT EXPENSES	$ 1,292,987	$ 2,004,939

The accompanying notes are an integral part of the financial statements.

(14)

SCHEDULES OF TRADING INCOME AND DIRECT EXPENSES

Years Ended December 31, 2003 and 2002

	2003	2002
TRADING INCOME	$ 144,495	$ 76,315
DIRECT EXPENSES		
Bloomberg expense	40,258	33,263
INCOME AFTER DIRECT EXPENSES	$ 104,237	$ 43,052

The accompanying notes are an integral part of the financial statements.



GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Lancaster Pollard & Co. as of and for the year ended December 31, 2003, and have issued our report thereon dated January 16, 2004. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Columbus, Ohio
January 16, 2004



An independent member of the BDO Seidman alliance.

LANCASTER POLLARD & CO.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Years Ended December 31, 2003 and 2002

	2003	2002
NET CAPITAL		
Total stockholders' equity	$ 2,789,578	$ 2,760,643
DEDUCTIONS		
Non-allowable assets:		
Accounts receivable - related parties and employees	(283,415)	(134,148)
Property and equipment - net	(95,536)	(108,525)
Prepaid expenses	(47,774)	(1,138)
NET CAPITAL	2,362,853	2,516,832
MINIMUM NET CAPITAL REQUIREMENTS	100,000	100,000
EXCESS NET CAPITAL	$ 2,262,853	$ 2,416,832
EXCESS NET CAPITAL 1000%	$ 2,329,799	$ 2,476,628
TOTAL AGGREGATE INDEBTEDNESS NET OF SUBORDINATE DEBT	$ 330,538	$ 402,037
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.18 to 1	.16 to 1

The only differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report at December 31, 2003 and 2002 were:

	2003	2002
Net capital from unaudited FOCUS report	$ 2,250,432	$ 2,634,735
Changes in unallowed assets in computing net capital	-	(117,903)
Accounts receivable - trade	108,752	
Debt securities	3,669	-
Adjusted net capital	$ 2,362,853	$ 2,516,832

The accompanying notes are an integral part of the financial statements.

LANCASTER POLLARD & CO.

CLAIM FOR EXEMPTION UNDER RULE 15c3-3

December 31, 2003 and 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2003 and 2002.

The accompanying notes are an integral part of the financial statements.

(18)



GBQ Partners LLC
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Stockholders
Lancaster Pollard & Co.
Columbus, Ohio

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements and supplementary schedules of Lancaster Pollard & Co. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded



against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices or procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Columbus, Ohio
January 16, 2004